Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 26, 2018

Jay E. Ingram

Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	HL Acquisitions Corp.
Pre-effective Amendment 2
Filed June 25, 2018
File No. 333-225520

Dear Mr. Ingram:

On behalf of HL Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 26, 2018, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided responses to each comment immediately thereafter.

Pre-effective Amendment 2 to Registration Statement on Form S-1

Liquidation if no business combination, page 13

1.	The indemnification provision which you reference in your June 25, 2018 response to comment 2 in our June 21, 2018 letter and which was filed as part of Exhibit 10.1 on June 15, 2018 relates to a form of letter agreement from each of your initial shareholders, officers, and directors and is addressed to you and the representative of the underwriters. The indemnification agreement as disclosed on page 13 in the registration statement filed on June 8, 2018 relates to a written agreement between MCP V -- Bushwick LLC, an affiliate of your chief executive officer, and you. As requested previously, please file the written agreement between MCP V-- Bushwick LLC and you as an exhibit to the registration statement.

We have filed the above-referenced agreement as exhibit 10.8 to the Registration Statement as requested.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Mr. Jeffrey E. Schwarz